-----------------------------------
                                            |           OMB APPROVAL           |
                                            |----------------------------------|
                                            |OMB Number:              3235-0145|
                                            |----------------------------------|
                                            |Expires:         December 31, 2005|
                                            |----------------------------------|
                                            |Estimated average burden          |
                                            |hours per response..............11|
                                            -----------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Covenant Transport, Inc.
                                (Name of Issuer)

                      Class A Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    22284P105
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No.                                                             22284P105
-------------------------------------------------------------------------------
1.  Names of Reporting Persons            Elizabeth Fuller, Individually and as
    I.R.S. Identification Nos.            Executor of the Estate of Clyde M.
    of above persons (entities only)      Fuller
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   [ ]

    (b)   [ ]

-------------------------------------------------------------------------------
3.  SEC Use Only

-------------------------------------------------------------------------------
4. Citizenship or Place of Organization                United States of America

-------------------------------------------------------------------------------
Number of        5. Sole Voting Power                                  242,134*
Shares           --------------------------------------------------------------
Beneficially     6. Shared Voting Power                                       0
Owned by         --------------------------------------------------------------
Each Reporting   7. Sole Dispositive Power                             242,134*
Person           --------------------------------------------------------------
With:            8. Shared Dispositive Power                                  0
-------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person       242,134*
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                      [ ]

-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)                    1.96%*

-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)                           IN/OO

-------------------------------------------------------------------------------

* Covenant Transport has both Class A and Class B Common Stock. Share amount includes 242,134 shares of Class A Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock has two votes per share while beneficially owned by David, Jacqueline, Rachel, or Jonathan Parker. The Class B Common Stock is currently controlled by David and Jacqueline Parker. Each share of Class B Common Stock is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. Percentage based upon Class A Common Stock outstanding. Elizabeth Fuller was qualified under local law on January 23, 2003, as the Executor of the Estate of Clyde M. Fuller (the "Estate"). Mrs. Fuller is the sole beneficiary of the Estate. Mrs. Fuller currently controls, as Executor of the Estate, stock possessing 1.42% of the voting power of all outstanding common stock.

Item 1.
         (a) Name of Issuer                            Covenant Transport, Inc.
         (b) Address of Issuer's                       400 Birmingham Highway
             Principal Executive Offices               Chattanooga, TN 37419

Item 2.
         (a) Name of Person Filing           Elizabeth Fuller, Individually and
                                             as Executor of the Estate of Clyde
                                             M. Fuller
         (b) Address of Principal Business Office        400 Birmingham Highway
             or, if none, Residence                      Chattanooga, TN  37419
         (c) Citizenship                               United States of America
         (d) Title of Class
             of Securities       Class A Common Stock, par value $.01 per share
         (e) CUSIP Number                                             22284P105

Item 3.  If this statement is filed pursuant to Section 240.13d-1(b)
         or 240.13d-2(b) or (c), check whether the person filing is a:      N/A

Item 4.  Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
         (a) Amount beneficially owned:                                242,134*
                                                                ---------------
         (b) Percent of class:                                           1.96%*
                                                                ---------------
         (c) Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote           242,134*
                                                                ---------------
              (ii)  Shared power to vote or to direct the vote                0
                                                                ---------------
              (iii) Sole power to dispose or to direct the
                    disposition of                                     242,134*
                                                                 --------------
              (iv)  Shared power to dispose or to direct the
                    disposition of                                            0
                                                                 --------------

* Covenant Transport has both Class A and Class B Common Stock. Share amount includes 242,134 shares of Class A Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock has two votes per share while beneficially owned by David, Jacqueline, Rachel, or Jonathan Parker. The Class B Common Stock is currently controlled by David and Jacqueline Parker. Each share of Class B Common Stock is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. Percentage based upon Class A Common Stock outstanding. Elizabeth Fuller was qualified under local law on January 23, 2003, as the Executor of the Estate of Clyde M. Fuller (the "Estate"). Mrs. Fuller is the sole beneficiary of the Estate. Mrs. Fuller currently controls, as Executor of the Estate, stock possessing 1.42% of the voting power of all outstanding common stock.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person    N/A

Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on By the Parent
         Holding Company                                                    N/A

Item 8.  Identification and Classification of Members of the Group          N/A

Item 9.  Notice of Dissolution of Group                                     N/A

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 17, 2004
                                     ------------------------------------------
                                                      Date

                                        /s/ Heidi Hornung-Scherr by POA
                                     -------------------------------------------
                                                   Signature

                                         Elizabeth Fuller, Individually and as
                                         Executor of the Estate of Clyde M.
                                         Fuller, by Heidi Hornung-Scherr,
                                         attorney-in-fact, pursuant to a POA
                                         previously filed with the SEC
                                     ------------------------------------------
                                                   Name/Title